8th Floor 555 Robson Street Vancouver, BC V6B 3K9

Audrey T. Ho	604 697 8017 Telephone
SVP, Chief General Counsel	604 437 8560 Facsimile
and Corporate Secretary

August 10, 2009

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Dear Sir:

Re:	TELUS Corporation (the “Company”)
Form 40-F for the year ended December 31, 2008
File No. 001-15144

Further to your letter dated July 10, 2009 regarding the above filing, as well as the Company’s letter dated July 23, 2009 and my conversation with Mr. Monsour this afternoon, we are writing to request that we be given until Friday, August 14, 2009 to provide our response.  Please advise if that is not acceptable.

Please do note hesitate to contact me at (604) 697-8017 should you have any questions or further comments.

Yours truly,

/s/ Audrey T. Ho
Audrey T. Ho
SVP, Chief General Counsel
and Corporate Secretary

ATH/kt

c.c.	Robert McFarlane, Executive Vice President & Chief Financial Officer
Terry French, Accountant Branch Chief, SEC
Paul Monsour, Staff Accountant, SEC